Exhibit 99.1

Quhuo Announces Receipt of Nasdaq Notice

BEIJING, China, March 3, 2022 — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced that it received a notification letter dated March 1, 2022 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price of the Company’s American depositary share (“ADS”) has been below US$1.00 per ADS for a period of 30 consecutive trading days.

The Notification Letter has no immediate impact on the Company’s listing on the Nasdaq Capital Market. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until August 29, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance by August 29, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ADSs between now and August 29, 2022 and is considering its options, including an adjustment of its ADS-to-Class A ordinary share ratio, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other NASDAQ continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Yu Chen

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com